Exhibit 99.1

OneSmart Files Annual Report on Form 20-F for Fiscal Year 2019

SHANGHAI, Dec. 16, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended August 31, 2019 with the Securities and Exchange Commission (“SEC”) on December 16, 2019. The annual report can be accessed on the Company’s investor relations website at http://www.onesmart.investorroom.com/ as well as the SEC’s website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to the Company’s IR Department at ir@onesmart.org.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). As of August 31, 2019, OneSmart operates a nationwide network of 432 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com